

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 9, 2021

Dean Hager
Chief Executive Officer
Jamf Holding Corp.
100 Washington Ave S, Suite 1100
Minneapolis, MN 55401

> **Re: Jamf Holding Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted March 5, 2021**
> **CIK: 0001721947**

Dear Mr. Hager:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Alexander Schwartz